UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 1, 2019

(Date of earliest event reported)

Elegance Spirits, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Spirits, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 6. Changes in Control of Issuer

As of January 1, 2019, Ram Venkat has tendered his resignation from the Board of the Directors of the Issuer and as Chief Financial Officer of the Issuer. The Chairman of the Board and CEO, Amit Raj Beri, has accepted his resignation. No pledge of securities or compensation was involved in Mr. Venkat’s resignation. Mr. Venkat intends to continue serving as a Senior Accountant of the Issuer.

A replacement for Mr. Venkat has not been identified.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Spirits, Inc.

Date: February 4, 2019	By:	/s/ Amit Raj Beri
Amit Raj Beri
Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

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